# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PITNEY BOWES INC /DE/, CIK 0000078814
CUSIP: 724479100
Title of class of securities: Common Stock, $1 par value per share
Address of issuer's principal executive offices: PITNEY BOWES INC, 27 WATERVIEW DRIVE, SHELTON, Connecticut (CT), 06484
Date of event which requires filing of this statement: 05/11/2026
Filed by CIK 0001456565
Persons authorized to receive notices and communications: KURTIS J. WOLF, HESTIA CAPITAL MANAGEMENT, LLC, 8050 Rowan Road, Suite 300, Cranberry Township, Pennsylvania (PA), 16066, 724-687-7842

## Reporting persons
- HESTIA CAPITAL PARTNERS LP (CIK 0001456565): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 5,638,798; sole dispositive power 0; shared dispositive power 5,638,798; aggregate amount beneficially owned 5,638,798 (4.2% of the class)
- HESTIA CAPITAL PARTNERS GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 5,638,798; sole dispositive power 0; shared dispositive power 5,638,798; aggregate amount beneficially owned 5,638,798 (4.2% of the class)
- Hestia Capital Management, LLC (CIK 0001815344): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 6,002,651; sole dispositive power 0; shared dispositive power 6,002,651; aggregate amount beneficially owned 6,002,651 (4.4% of the class)
- Wolf Kurt James (CIK 0001693906): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 294,404; shared voting power 6,002,651; sole dispositive power 294,404; shared dispositive power 6,002,651; aggregate amount beneficially owned 6,297,055 (4.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $1 par value per share
Name of issuer: PITNEY BOWES INC /DE/
Address of issuer's principal executive offices: PITNEY BOWES INC, 27 WATERVIEW DRIVE, SHELTON, Connecticut (CT), 06484

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned directly by Hestia Capital and held in the SMAs were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases and acquired pursuant to an internal transfer from Helios, a fund managed by Hestia LLC, to Hestia Capital. The aggregate purchase price of the 5,638,798 Shares directly owned by Hestia Capital is approximately $33,389,578, including brokerage commissions. The aggregate purchase price of the 363,853 Shares held in the SMAs is approximately $1,306,159, including brokerage commissions.

Of the 294,404 Shares beneficially owned by Mr. Wolf, 64,695 Shares were received in connection with his service as a director of the Issuer and 229,709 Shares are underlying certain of the Options (as defined in Amendment No. 9 to the Schedule 13D) that were received in connection with his service as CEO of the Issuer that will vest within 60 days from the date hereof.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

Hestia LLC plans to distribute approximately 1.5 million Shares to limited partners (the "Limited Partner Transfer"). This includes a distribution of approximately 1.1 million Shares to Mr. Wolf.

Hestia LLC's decision to undertake the Limited Partner Transfer and the sales reported herein was made, in part, to align Hestia LLC's portfolio with Hestia LLC's current views on position diversification and sizing.

Given his confidence in the Issuer's long-term value creation prospects, Mr. Wolf intends to retain a sizable personal stake in the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 135,441,425 Shares outstanding as of April 24, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2026, and, with respect to Mr. Wolf, 229,709 Shares underlying certain Options that are exercisable within 60 days from the date hereof.

A. Hestia Capital
As of the date hereof, Hestia Capital directly owned 5,638,798 Shares.

Percentage: Approximately 4.2%

B. Hestia Partners GP
As the general partner of Hestia Capital, Hestia Partners GP may be deemed the beneficial owner of the 5,638,798 Shares directly owned by Hestia Capital.

Percentage: Approximately 4.2%

C. Hestia LLC
As of the date hereof, 363,853 Shares were held in SMAs. As the investment manager of each of Hestia Capital and the SMAs, Hestia LLC may be deemed the beneficial owner of the (i) 5,638,798 Shares directly owned by Hestia Capital and (ii) 363,853 Shares held in the SMAs.

Percentage: Approximately 4.4%

D. Kurtis J. Wolf
As of the date hereof, Mr. Wolf beneficially owned 294,404 Shares, including (i) 64,695 Shares owned directly and (ii) 229,709 Shares underlying certain of the Options that will vest within 60 days from the date hereof. In addition, as the managing member of each of Hestia Partners GP and Hestia LLC, Mr. Wolf may be deemed the beneficial owner of the (i) 5,638,798 Shares directly owned by Hestia Capital and (ii) 363,853 Shares held in SMAs.

Percentage: Approximately 4.6%

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

A. Hestia Capital
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,638,798
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,638,798

B. Hestia Partners GP
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,638,798
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,638,798

C. Hestia LLC
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,002,651
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,002,651

D. Kurtis J. Wolf
1. Sole power to vote or direct vote: 294,404
2. Shared power to vote or direct vote: 6,002,651
3. Sole power to dispose or direct the disposition: 294,404
4. Shared power to dispose or direct the disposition: 6,002,651
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in the Shares by the Reporting Persons and the SMAs during the past 60 days, which were executed pursuant to a Rule 10b5-1 Trading Plan, are set forth on Exhibit 1 and are incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated to read as follows:

As of May 7, 2026, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities

## Signatures
- HESTIA CAPITAL PARTNERS LP: /s/ Kurtis J. Wolf, Kurtis J. Wolf, Managing Member of Hestia Capital Management, LLC, its Investment Manager (05/11/2026)
- HESTIA CAPITAL PARTNERS GP, LLC: /s/ Kurtis J. Wolf, Kurtis J. Wolf, Managing Member (05/11/2026)
- Hestia Capital Management, LLC: /s/ Kurtis J. Wolf, Kurtis J. Wolf, Managing Member (05/11/2026)
- Wolf Kurt James: /s/ Kurtis J. Wolf, Kurtis J. Wolf (05/11/2026)